UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

OncoGenex Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
68230A106
(CUSIP Number)
October 22, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68230A106

1	NAMES OF REPORTING PERSONS Boxer Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		807,928

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

807,928

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

807,928

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.23%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Based on 9,815,107 shares outstanding the sum of (i) 9,655,107 shares stated to be outstanding by the Issuer immediately following the transaction described in prospectus filed with the Securities and Exchange Commission on October 19, 2010 (Registration No. 333-160251), and (ii) 160,000 Common Shares underlying Warrants to purchase Common Shares. See Item 4.

CUSIP No.	68230A106

1	NAMES OF REPORTING PERSONS Boxer Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		807,928

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

807,928

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

807,928

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.23%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Based on 9,815,107 shares outstanding the sum of (i) 9,655,107 shares stated to be outstanding by the Issuer immediately following the transaction described in prospectus filed with the Securities and Exchange Commission on October 19, 2010 (Registration No. 333-160251), and (ii) 160,000 Common Shares underlying Warrants to purchase Common Shares. See Item 4.

CUSIP No.	68230A106

1	NAMES OF REPORTING PERSONS MVA Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		15,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,000

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.25%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Based on 9,660,107 shares outstanding the sum of (i) 9,655,107 shares stated to be outstanding by the Issuer immediately following the transaction described in prospectus filed with the Securities and Exchange Commission on October 19, 2010 (Registration No. 333-160251), and (ii) 5,000 Common Shares underlying the Warrants. See Item 4.

CUSIP No.	68230A106

1	NAMES OF REPORTING PERSONS Aaron Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Based on 9,655,107 Common Shares stated to be outstanding by the Issuer immediately following the transaction described in prospectus filed with the Securities and Exchange Commission on October 19, 2010 (Registration No. 333-160251). See Item 4.

CUSIP No.	68230A106

1	NAMES OF REPORTING PERSONS Neil Reisman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		4,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,000

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Based on 9,655,107 Common Shares stated to be outstanding by the Issuer immediately following the transaction described in prospectus filed with the Securities and Exchange Commission on October 19, 2010 (Registration No. 333-160251). See Item 4.

CUSIP No.	68230A106

1	NAMES OF REPORTING PERSONS Ivan Lieberburg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		100

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	100

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Based on 9,655,107 Common Shares stated to be outstanding by the Issuer immediately following the transaction described in prospectus filed with the Securities and Exchange Commission on October 19, 2010 (Registration No. 333-160251). See Item 4.

CUSIP No.	68230A106

1	NAMES OF REPORTING PERSONS Christopher Fuglesang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Based on 9,655,107 Common Shares stated to be outstanding by the Issuer immediately following the transaction described in prospectus filed with the Securities and Exchange Commission on October 19, 2010 (Registration No. 333-160251). See Item 4.

CUSIP No.	68230A106

1	NAMES OF REPORTING PERSONS Joseph Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		807,928

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

807,928

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

807,928

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.23%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Based on 9,815,107 shares outstanding the sum of (i) 9,655,107 shares stated to be outstanding by the Issuer immediately following the transaction described in prospectus filed with the Securities and Exchange Commission on October 19, 2010 (Registration No. 333-160251), and (ii) 160,000 Common Shares underlying the Warrants. See Item 4.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13G initially filed on June 10, 2009 (the “Original Filing”), as amended on February 16, 2010 (“Amendment No. 1”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in either Amendment No. 1 or this Amendment No. 2. This Amendment No. 2 also represents the initial filing on Schedule 13G for MVA Investors, LLC (“MVA”). Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Filing or Amendment No. 1.

Item 1(a).	Name of Issuer:
OncoGenex Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
1522 217th Place S.E.
Bothell, Washington 98021

Item 2(a).	Name of Person Filing:
Item 2(a) is hereby restated as follows:
This Schedule 13G is jointly filed by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA, Aaron Davis, Neil Reisman, Ivan Lieberburg, Christopher Fuglesang and Joseph Lewis (together with Boxer Capital and Boxer Management, MVA, Aaron Davis, Neil Reisman, Ivan Lieberburg, and Christopher Fuglesang the “Reporting Persons”). Boxer Management is the managing member and majority owner of Boxer Capital. Joseph Lewis is the sole indirect owner and controls Boxer Management. Messrs. Fuglesang and Davis are members of Boxer Capital. Messrs. Fuglesang, Davis, Reisman and Lieberburg are employed by Tavistock Life Sciences Company, which is a Delaware corporation and an affiliate of Boxer Capital. MVA is the independent, personal investment vehicle of certain employees of Boxer Capital and Tavistock Life Sciences Company. As such, MVA is not controlled by Boxer Capital, Boxer Management or Joseph Lewis.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:
Item 2(b) is hereby restated as follows:
The principal business address of the Boxer Capital, MVA, Aaron Davis, Neil Reisman, Ivan Lieberburg, and Christopher Fuglesang is 445 Marine View Avenue, Suite 100, Del Mar, CA 92014. The principal business address of both Boxer Management and Joseph Lewis is: c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas.

Item 2(c).	Citizenship:
Item 2(c) is hereby amended by adding the following:
MVA is a limited liability company organized under the laws of Delaware.

Item 2(d).	Title of Class of Securities:
Common Stock, $0.001 par value, (the “Common Shares”).

Item 2(e).	CUSIP Number:
68230A106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
Item 4 is hereby restated as follows:
(a) Amount beneficially owned:
Boxer Capital, Boxer Management and Joseph Lewis beneficially own 807,928* Common Shares, the sum 647,928 Common Shares and 160,000 Common Shares underlying currently exercisable warrants to purchase Common Shares (the “Warrants”). MVA beneficially owns 15,000* Common Shares, the sum of 10,000 Common Shares and 5000 Common Shares underlying Warrants. Neil Reisman beneficially owns 4,000* Common Shares. Ivan Lieberburg beneficially owns 100* Common Shares. Neither of Aaron Davis or Christopher Fuglesang beneficially own any Common Shares.
(b) Percent of class:
The Common Shares beneficially owned by Boxer Capital, Boxer Management and Joseph Lewis represent 8.23% of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by MVA represent .25% of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by Neil Reisman represent 0.0% of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by Ivan Lieberburg represent 0.0% of the Issuer’s outstanding Common Shares. The Common Shares owned by Aaron Davis represent 0% of the Issuer’s outstanding Common Shares. The Common Shares owned by Christopher Fuglesang represent 0% of the Issuer’s outstanding Common Shares.
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote:
MVA has the sole power to vote the 15,000* Common Shares it beneficially owns. Neil Reisman has the sole power to vote the 4,000* Common Shares he beneficially owns. Ivan Lieberburg has the sole power to vote the 100* Common Shares he beneficially owns. Boxer Capital, Boxer Management Aaron Davis, Christopher Fuglesang and Joseph Lewis do not have the sole power to dispose or direct the disposition of any Common Shares.
(ii) Shared power to vote or to direct the vote:
Boxer Capital, Boxer Management and Joseph Lewis have shared voting power with respect to the 807,928* Common Shares they beneficially own. MVA, Neil Reisman, Aaron Davis, Christopher Fuglesang and Ivan Lieberburg do not have shared power to vote or direct the vote of any Common Shares.
(iii) Sole power to dispose or direct the disposition of:
MVA has the sole power to dispose of the 15,000* Common Shares it beneficially owns. Neil Reisman has the sole power to dispose of the 4,000* Common Shares he beneficially owns. Ivan Lieberburg has the sole power to dispose of the 100* Common Shares he beneficially owns. Boxer Capital, Boxer Management Aaron Davis, Christopher Fuglesang and Joseph Lewis do not have the sole power to dispose or direct the disposition of any Common Shares.
(iv) Shared power to dispose or to direct the disposition of:
Boxer Capital, Boxer Management and Joseph Lewis have shared dispositive power with respect to the 807,928* Common Shares they beneficially own. MVA, Neil Reisman, Aaron Davis, Ivan Lieberburg and Christopher Fuglesang do not have shared power to dispose of or direct the disposition of any Common Shares.

*	The Reporting Persons may be deemed to beneficially own 827,028 Common Shares which constitute approximately 8.43% of 9,820,107 outstanding Common Shares, a notional of number outstanding Common Shares (based on the sum of (i) 9,655,107 shares stated to be outstanding by the Issuer immediately following the transaction described in prospectus filed with the Securities and Exchange Commission on October 19, 2010 (Registration No. 333-160251), and (ii) 165,000 shares underlying the Warrants). Boxer Management and Joseph Lewis each have shared voting and dispositive power with regard to the Common Shares beneficially owned directly by Boxer Capital. MVA has sole voting and dispositive power over the Common Shares beneficially owned by it. None of Boxer Capital, Boxer Management or Mr. Lewis has any voting or dispositive power with regard to the Common Shares beneficially owned by MVA. Messrs. Reisman and Lieberburg each hold the Common Shares directly owned by each of them in their respective personal accounts and each has sole voting and dispositive power over the Common Shares owned by each of them directly. Neither Messrs. Fuglesang or Davis hold any Common Shares in their respective personal accounts and have neither shared nor sole voting or dispositive power over any Common Shares. None of Boxer Capital, Boxer Management, MVA or Mr. Lewis have any voting or dispositive power with regard to the Common Shares held by Messrs. Davis, Reisman, Lieberburg and Fuglesang.

Item 5.	Ownership of Five Percent or Less of a Class.
With respect only to Messrs. Davis and Fuglesang, Item 5 is restated as follows:
Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Item 6 is restated as follows:
Only Boxer Capital has the right to receive dividends and the proceeds from sale of the Common Shares held by the Boxer Capital. Only MVA has the right to receive dividends and the proceeds from sale of the Common Shares held by the MVA. Messrs. Reisman and Lieberburg each have the sole right to receive dividends and proceeds from the sale of the Common Shares directly owned by them, which are held by each of them in their respective personal accounts. Messrs. Davis and Fuglesang do not have the right to receive dividends and proceeds from the sale of any Common Shares. See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Member of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits
1	Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOXER CAPITAL, LLC.

Date: November 1, 2010
	By:	/s/ Aaron Davis

	Name:	Aaron Davis
	Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

	By:	/s/ Jefferson R. Voss

	Name:	Jefferson R. Voss
	Title:	Director

MVA INVESTORS, LLC

	By:	/s/ Neil Reisman

	Name:	Neil Reisman
	Title:	Authorized Signatory

AARON DAVIS

	By:	/s/ Aaron Davis

Aaron Davis, Individually

NEIL REISMAN

	By:	/s/ Neil Reisman

Neil Reisman, Individually

IVAN LIEBERBURG

	By:	/s/ Ivan Lieberburg

Ivan Lieberburg, Individually

CHRISTOPHER FUGLESANG

By:	/s/ Christopher Fuglesang

Christopher Fuglesang, Individually

JOSEPH LEWIS

By:	/s/ Joseph Lewis

Joseph Lewis, Individually